UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024 (Report No. 3)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On June 20, 2024, SaverOne 2014 Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the two investors, pursuant to which the Company agreed to offer and sell to these investors in a registered direct offering (the “Registered Offering”) an aggregate of 12,555,555 shares of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), represented by 2,511,111 American Depositary Shares (“ADSs”), at an offering price of $0.45 per ADS. Each ADS represents five Ordinary Shares. The Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as an exhibit to this Report on Form 6-K (the “Report”) and is incorporated by reference herein.

The Ordinary Shares representing ADSs and the ADSs to be issued in the Registered Offering will be issued pursuant to a prospectus supplement which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. The closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated June 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2024	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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